September 22, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Xcel Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2009
Written Response
Filed August 27, 2009
File No. 001-3034

Dear Mr. Owings:

Xcel Energy Inc. (the “Company”) submits its response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings contained in your letter dated September 9, 2009.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Compensation Survey Data, page 28

1.              We note your response to comment 5 in our letter dated July 29, 2009.  In your response you quote part of our Answer to Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.  The Answer to Question 118.05 states:

“Answer:  In this context, benchmarking generally entails using compensation data about other companies as a reference point on which—either wholly or in part—to base, justify or provide a framework for a compensation decision.  It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.  [July 3, 2008]”

While we note the disclosure you cite in your response indicating that the Towers Perrin survey data was used “to provide a broad perspective of the competitive market for comparative purposes,” you also state on page 28 of your proxy that “[t]he Committee and our management used this analysis and evaluation to establish executive compensation levels for the executive officers for 2008” (emphasis added).  And on page 29 of your proxy you state “Towers Perrin evaluated fourteen executive officer positions, including each NEO.”  This disclosure would appear to indicate that you used compensation data about other companies as a reference point to base a compensation decision.  Please revise your disclosure to clarify your use of these surveys or revise to identify the components of the benchmarks you use in accordance with prior comment five.

Response:

In future filings, the Company will revise its disclosure in its Proxy Statement to clarify that the Towers Perrin compensation data is not used to benchmark compensation, but rather it is one of several objective and subjective factors that are considered in determining executive compensation levels each year, including individual performance, experience, financial results, internal equity and changes in the marketplace.  The survey data provided by Towers Perrin is used to provide a general understanding of the compensation marketplace.   In evaluating compensation against the survey data, the Committee considers only the aggregated survey data.  The identities of the companies comprising the survey data is not disclosed to, or considered by, the Committee in its decision-making process and, thus, is not considered material by the Committee. With respect to the specific disclosure noted on pages 28-29, the Company will revise its disclosure in future filings in substantially the form as follows:

“In December 2007, at the request of the Committee and to provide a broad perspective of the competitive market for executive compensation, Towers Perrin prepared an analysis and evaluation of our executive compensation program relative to survey data.  This analysis included an evaluation of each executive officer position, including each NEO.  A similar analysis has been completed annually for several years.

Towers Perrin bases its analysis on competitive compensation data collected in two surveys:  data related to approximately 100 industry companies included in the Towers Perrin Energy Industry Executive Compensation Database, including nearly all major utilities in the United States, and compensation data related to over 800 general industry companies included in the Towers Perrin Executive Compensation Database and Long-Term Incentive Plan Reports.  Compensation data from these surveys was size adjusted using regression analysis to correspond with each officer’s approximate scope of responsibility.

Towers Perrin was able to identify comparable positions, find competitive data, and formulate a competitive range for base salary, annual incentives, long-term incentives and total direct compensation for thirteen positions in its analysis. Towers Perrin concluded that the competitive compensation ranges represent the compensation level for a similar position with similar responsibilities and scope in the utility industry. At the Committee’s request and in order to provide a broad perspective of the competitive market for comparative purposes, Towers Perrin analyzed compensation data for the utility industry at the 50th and 75th percentiles, general industry at the 50th percentile and blended industry at the 50th percentile. Blended industry is a blend of utility and general industry data for each pay component, where available. Utility-specific positions were analyzed using utility industry specific data. The CEO and executive positions in a corporate function, as compared to a utility operating function, were analyzed in both the utility industry and general industries.  The Committee has been advised that compensation within 15% (above or below) of the median is considered within the competitive range.

The Committee considers the compensation data to gain a general understanding of current compensation practices within the marketplace.  The Committee then considers several other subjective and objective factors, including individual performance, experience, financial results and internal equity.  Following consideration of all of this information, the Committee exercises its discretion to set specific compensation levels for each executive officer, which may vary from the competitive range.  After the Committee sets specific compensation levels based on its determination of the foregoing factors, it then confirms where the final compensation level falls in comparison to the competitive range as an informational matter. In evaluating compensation against the survey data, the Committee considers only the aggregated survey data.  The identities of the companies comprising the survey data is not disclosed to, or considered by, the Committee in its decision-making process and, thus, is not considered material by the Committee.”

In addition, in future filings we will revise other references in the Proxy Statement regarding the use of compensation survey data, such as those on pages 29 through 32 with respect to the setting of each element of compensation, to be consistent with the methodology outlined above.   We will also modify our statement on page 30 that “base salaries in aggregate are within 5% of the 50th percentile of the utility industry” and similar statements in the Proxy Statement to make it clear that such statements refer to the aggregate compensation paid to all the executive officers in such group and not to individual levels of executive compensation.

* * * * * * * * * * *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding these filings to Wendy Mahling at (612) 215-4671 or the undersigned at (612) 215-4580.

Very truly yours,

/s/ Michael C. Connelly

Michael C. Connelly
Vice President and General Counsel